SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

MASTERCRAFT BOAT HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57637H103

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,073,973
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,073,973

11.	Aggregate amount beneficially owned by each reporting person 3,073,973
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.1%
14.	Type of reporting person (see instructions) IA

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,580,382
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,580,382

11.	Aggregate amount beneficially owned by each reporting person 2,580,382
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.2%
14.	Type of reporting person (see instructions) OO

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,580,382
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,580,382

11.	Aggregate amount beneficially owned by each reporting person 2,580,382
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.2%
14.	Type of reporting person (see instructions) PN

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,073,973
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,073,973

11.	Aggregate amount beneficially owned by each reporting person 3,073,973
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.1%
14.	Type of reporting person (see instructions) IN

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,073,973
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,073,973

11.	Aggregate amount beneficially owned by each reporting person 3,073,973
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.1%
14.	Type of reporting person (see instructions) IN

Explanatory Note: This Amendment No. 12 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to MasterCraft Boat Holdings, Inc. (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on December 30, 2021, as amended and supplemented by Amendment No.1 to the Initial 13D filed on May 5, 2022, Amendment No. 2 to the Initial 13D filed on September 12, 2022, Amendment No. 3 to the Initial 13D filed on February 10, 2023, Amendment No. 4 to the Initial 13D filed on February 21, 2023, Amendment No. 5 to the Initial 13D filed on March 24, 2023, Amendment No. 6 to the Initial 13D filed on September 1, 2023, Amendment No. 7 to the Initial 13D filed on September 6, 2023, Amendment No. 8 to the Initial 13D filed on September 29, 2023, Amendment No. 9 to the Initial 13D filed on April 12, 2024, Amendment No. 10 to the Initial 13D filed on May 10, 2024 and Amendment No. 11 to the Initial 13D filed on May 22, 2024 (the “Last Amendment”), amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

Since the filing of the Last Amendment, the source and amount of funds used in purchasing shares of Common Stock by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount(1)
CCP	Working Capital	$3,398,460.10
Separate Account	Working Capital	$841,741.89

(1)	Excludes brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 16,981,048 shares of Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024.

(c)

The Reporting Persons and the Separate Account effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the date of this Amendment, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less. The reporting person undertakes to provide to the staff of SEC, upon request, full information regarding the number of shares purchased at each separate price within each range of prices set forth in the table below.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Range of Prices
CCP	Open Market Purchase	05/23/2024	67,319	$20.27	$20.08 - $20.55
Separate Account	Open Market Purchase	05/23/2024	16,663	$20.27	$20.08 - $20.55
CCP	Open Market Purchase	06/06/2024	78,891	$20.35	$20.30 - $20.40
Separate Account	Open Market Purchase	06/06/2024	19,555	$20.35	$20.30 - $20.40
CCP	Open Market Purchase	06/07/2024	6,347	$20.48	$20.40 - $20.50
Separate Account	Open Market Purchase	06/07/2024	1,574	$20.48	$20.40 - $20.50
CCP	Open Market Purchase	06/10/2024	14,499	$20.57	$20.25 - $20.75
Separate Account	Open Market Purchase	06/10/2024	3,585	$20.57	$20.25 - $20.75

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2024

COLISEUM CAPITAL MANAGEMENT, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By: Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact